UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 30, 2007

United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549
Attn:	Ms. Cecilia D. Blye, Chief
Office of Global Security Risk

	RE:	Shiner International, Inc.
Form 10-KSB for fiscal year ended March 31, 2007
Form 8-K filed July 27, 2007
File No. 333-13136049

Dear Ms. Blye:

We represent Shiner International, Inc. ("Shiner" or the "Company"). This letter contains the Company's response to comments received from the Staff in its letter to the Company dated September 26, 2007 (the "Comment Letter"). For your convenience, we have listed each comment from the Comment Letter in italics with the Company's response listed in normal type after each comment.

1. We note that in your 8-K filed July 27, 2007, you state that due to two new customers, one of which is in Syria, you expect your tobacco film exports to more than double in 2007. In light of the fact that Syria is identified as a state sponsor of terrorism by the US. State Department and is subject to U.S. economic sanctions and export controls, please describe your current, past and anticipated operations in and other contacts with Syria, whether through direct or indirect arrangements. Discuss the materiality to you of such contacts and whether the contacts constitute a material investment risk to your security holders.

Shiner is a holding company incorporated in the United States under the laws of the State of Nevada. As a holding company, the Company owns four operating companies described in its Current Report on Form 8-K dated July 27, 2007 that are located in and incorporated under the laws of the Peoples Republic of China ("China-based subsidiaries"). These companies were acquired by Company through a share exchange transaction completed on July 23, 2007. Prior to this transaction, the Company did not have any business in China.

Prior to the share exchange transaction, Shiner's China-based subsidiaries operated entirely under Chinese law and were not subject to U.S. regulation or trade restrictions. As Chinese companies, the China-based subsidiaries were generally free to do business worldwide without restriction, including in Syria.

Prior to their acquisition by Shiner, the China-based subsidiaries were approached by a Syrian merchant that was interested in distributing large quantities of the Company's plastic film product used in tobacco packaging in the Middle East region. Discussions over potentially significant sales to the Syrian merchant were held, but no definitive contract was ever executed and no sales were made to or through any party (individual or entity) in Syria.

Subsequent to completing the share exchange transaction in July 2007, the Company's management conducted a review of the rules and regulations to which the Company would be subject as a reporting company incorporated in a U.S. jurisdiction. Based upon this review, Shiner became aware of the regulations that would restrict the Company and its China-based subsidiaries from conducting business with entities in certain countries, including Syria, in which the U.S. government has imposed economic sanctions and export controls. As a result, the Company immediately terminated all ongoing discussions regarding product sales with the Syrian merchant. Additionally, Shiner has requested outside counsel to provide clarity and guidance regarding restrictions on foreign trade applicable to U.S. companies that shall be incorporated into the Company's client acceptance procedures and guidelines.

Therefore, presently, neither Shiner nor any of its China-based subsidiaries have transacted business or sales with any entity located in Syria, nor is any Shiner organization engaged in discussions with any entity located in Syria regarding future business arrangements or activity that would subject the Company to a violation of U.S. law.

The Company will disclose in its upcoming Quarterly Report on Form 10-QSB for the Quarter Ended September 30, 2007, that it has terminated all business discussions with the anticipated Syrian customer that was previously disclosed in the Company's Current Report on Form 8-K dated July 27, 2007.

2. We also note that on pages 6 and 7 of your 8-K you mention customers in the Middle East and on page 8 you note customers in Africa. Please advise us whether you have contacts in Iran and/or Sudan. If you do please provide the same information regarding your contacts with those countries as requested in the foregoing comments in regard to Syria.

The Company does not have any business contacts, nor is it engaged in discussions regarding future business contacts, with any entity located in Iran or Sudan.

In connection with this response, the Company acknowledges that:

(i) it is responsible for the adequacy and accuracy of the disclosures in its filings;
(ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filings; and
(iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the U.S.

Please call us if you have any questions regarding the Company's response to the Comment Letter.

		By:	/s/William W. Uchimoto
William W. Uchimoto

cc:	Yuet Ying
Jian Fu